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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                                (Amendment No. ___)*


                                 Reality Interactive
          -----------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     756048-10-41
                          ----------------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement /_x_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (2/92)              Page 1 of 6 pages
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     CUSIP No. 594194-20-1               13G                   Page 2 of 6 Pages


      1   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Perkins Capital Management, Inc.
               IRS ID No.: 41-1501962


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /__/
                                                  (b) /__/
      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

               730 East Lake Street, Wayzata, MN  55391-1769

                    5    SOLE VOTING POWER
      NUMBER OF                    291,000

       SHARES       6    SHARED VOTING POWER
                                   0
     BENEFICIALLY

       OWNED BY     7    SOLE DISPOSITIVE POWER
                                   1,618,000
        EACH

      REPORTING

       PERSON       8    SHARED DISPOSITIVE POWER
                                   0
        WITH


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,068,000

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         22.8%

     12   TYPE OF REPORTING PERSON*

                         IA




     SEC 1745 (2/92)              Page 2 of 6 pages
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     CUSIP No. 756048-10-41              13G                   Page 3 of 6 Pages


      1   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Perkins Opportunity Fund
               IRS ID No.: 13-3682185


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /__/
                                                  (b) /__/
      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

               730 East Lake Street, Wayzata, MN  55391-1769

                    5    SOLE VOTING POWER
      NUMBER OF                    0 (Refer to page 1 of 2, Item 5)

       SHARES       6    SHARED VOTING POWER
                                   0
     BENEFICIALLY

       OWNED BY     7    SOLE DISPOSITIVE POWER
                                   0 (Refer to page 1 of 2, Item 7)
        EACH

      REPORTING

       PERSON       8    SHARED DISPOSITIVE POWER
                                   0
        WITH


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         550,000

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         11.8%

     12   TYPE OF REPORTING PERSON*

                         IA




     SEC 1745 (2/92)              Page 3 of 6 pages
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     CUSIP No. 756048-10-41              13G                 Page 4 of 6 Pages

     Item 1.
          (a)  Name of Issuer
                    Reality Interactive

          (b)  Address of Issuer's Principal Executive Offices
                    11200 West 78th Street, Suite 300
                    Eden Prairie, MN  55344

     Item 2.
          (a)  Name of Person Filing

                    Perkins Capital Management, Inc.
                    The Perkins Opportunity Fund

          (b)  Address of Principal Business Office or, if none, Residence

                    730 East Lake Street
                    Wayzata, MN  55391-1769

          (c)  Citizenship

                    Minnesota Corporation

          (d)  Title of Class of Securities

                    Common Stock

          (e)  CUSIP Number

                    756048-10-41

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) /__/  Broker or Dealer registered under Section 15 of the Act

          (b) /__/  Bank as defined in section 3(a)(6) of the Act

          (c) /__/  Insurance Company as defined in section 3(a)(19) of the act

          (d) /__/  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act

          (e) /X_/ Perkins Capital Management, Inc., is a registered Investment Adviser and serves as Investment Adviser to The Perkins Opportunity Fund, including voting and dispositive power with respect to The Perkins Opportunity Fund's portfolio holdings. The Perkins Opportunity Fund is a series of Professionally Managed Portfolios, a registered open end investment company.

          (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)





     SEC 1745 (2/92)              Page 4 of 6 pages
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     CUSIP No. 756048-10-41              13G                 Page 5 of 6 Pages


          (g) /__/  Parent     Holding     Company,    in     accordance    with
                    240.13d-l(b)(ii)(G) (Note: See Item 7)

          (h) /__/  Group, in accordance with 240.13d-l(b)(l)(ii)(H)

     Item 4. Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a) The amount beneficially owned is 1,618,000 shares of common. This includes 504,000 shares of common owned by the clients of Perkins Capital Management, Inc., 564,000 warrants, exerciseable within 60 days, held for the clients of Perkins Capital Management, Inc., 275,000 shares of common owned by The Perkins Opportunity Fund, and 275,000 warrants exerciseable within 60 days, held by The Perkins Opportunity Fund. Perkins Capital Management, Inc. disclaims beneficial interest in the Perkins Opportunity Fund shares.

          (b)  The percent of class is 34.6%.    This  includes a percentage  of
               class of 22.8% by clients of Perkins Capital Management, Inc. and 11.8% by The Perkins Oportunity Fund.

          (c)  Number of shares as to which such person has:

               (i) Perkins Capital Management, Inc. has the sole power to vote 291,800 common shares, including the 275,000 common shares owned by The Perkins Opportunity Fund.

               (ii)  There are zero shares with shared power to vote.

               (iii) Perkins Capital Management, Inc.  has  the  sole  power  to
                     dispose  of   1,618,000  common  shares  (includes  839,000
                     warrants exerciseable within 60 days).

               (iv)  There are zero shares with shared power to dispose.

     Item 5. Ownership of Five Percent or Less of a Class

          Not Applicable.

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          None.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          None.

     Item 8. Identification and Classification of Members of the Group

          Not Applicable.

     Item 9. Notice of Dissolution of Group

          Not applicable.

     SEC 1745 (2/92)              Page 5 of 6 pages




     CUSIP No. 756048-10-41              13G                   Page 6 of 6 Pages


     Item 10. Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             July 9, 1996
                                   ----------------------------------------

                                   By      Richard C. Perkins
                                   ----------------------------------------
                                                Signature


                                   Richard C. Perkins, CFA   Vice President
                                   -----------------------------------------
                                                Name/Title




























     SEC 1745 (2/92)              Page 6 of 6 pages
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                                  SCHEDULE 13G


           JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

     This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "ACT") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that to the best of their knowledge and belief they each satisfy the requirements for making a joint filing under Rule 13d-1.

     July 9, 1996


     /s/ Richard C. Perkins                     /s/ Steven J. Paggioli
     ----------------------                     ----------------------
     Perkins Capital Management, Inc.           Perkins Opportunity Fund Series
     Richard C. Perkins                         Professionally Managed Portfolio
                                                Steven J. Paggioli


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